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                                                                    EXHIBIT 23.3

                                 March 4, 1999

CONFIDENTIAL
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Mr. Michael Shumway
Director, Managed Security Services
GTE Internetworking
150 Cambridge Pk Drive
Cambridge, MA  02140

     Re:  WatchGuard Technologies, Inc.

Dear Mike:

     As you may know, WatchGuard Technologies, Inc. ("WatchGuard") is planning an initial public offering of its common stock and expects to file a registration statement (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") during the week of March 15, 1999. WatchGuard's plans regarding this initial public offering remain extremely confidential. Please help us to protect the confidentiality of these plans by disclosing them on a need-to-know basis only.

     A portion of the Registration Statement (attached hereto as Annex A) includes information regarding your implementation of the WatchGuard LiveSecurity System. We expect to base the statements in Annex A on information compiled by you and either provided to WatchGuard or made publicly available. Accordingly, WatchGuard requests that you confirm that each of the statements in Annex A is accurate and complete, and consent to its disclosure, or substantially similar disclosure, in the Registration Statement and in any documents required to be filed by WatchGuard in the future by the Securities Exchange Act of 1934, as amended, and other applicable law.

     Please sign below to indicate your confirmation consent and waiver and then fax a copy of this letter to Robin Samms of WatchGuard at (206) 521-8342 on or before March 15, 1999. Please also return the original letter by mail or overnight courier. Thank you very much for your assistance with this matter.

                                       Very truly yours,

                                       /s/ Robin Samms
                                       Robin Samms

                                       Vice President MSS Market Development
Agreed to and acknowledged as of
April 13, 1999:


GTE Internetworking


BY:     /s/  Constance Mitchell
Print:  Constance Mitchell, Esq.
Title:  Sr. Contracts Representative
Date:   4-13-99


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Page 2

                                   Annex "A"
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GTE Internetworking, Inc. - An ISP providing managed Internet security services.

GTE Internetworking, Inc., part of one of the largest publicly held telecommunications companies in the world, has been providing managed Internet access and related services worldwide for more than 20 years. In April 1999, GTE introduced a new security service based on LiveSecurity for MSS(TM), called GTE Security Advantage(SM), which enables GTE to offer a cost-effective managed Internet security service to SMEs and branch offices of large corporations.

GTE has integrated LiveSecurity for MSS into its sophisticated, $6 million, 5,000-square-foot network operations center in Burlington, MA, and offers GTE Security Advantage to both current and new customers. In the past, GTE focused its managed security services on Fortune 500 corporations. By partnering with WatchGuard, however, GTE Internetworking can expand its range of services by offering SMEs the same level of security it could only offer in the past to large enterprises, due to the cost and complexity of its current service offerings.

GTE is a Preferred Service Provider Program member, which enables GTE and WatchGuard to combine their marketing expertise and resources in joint marketing activities that promote GTE Security Advantage through various media. GTE will also promote the GTE Security Advantage service through its network of independent local exchange carriers, which deliver telephone service and Internet connectivity to SMEs.